Exhibit 99.1

SCHEDULE 13D

CUSIP No. 59156R108

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on Amendment No. 105 to Schedule 13D, to which this exhibit is attached, is filed on his or her behalf.

Dated: May 7, 2026

_____ *
Daniel S. Glaser

_____ *
Carlos M. Gutierrez

_____ *
Carla A. Harris

_____ *
Laura J. Hay

_____ *
R. Glenn Hubbard

_____ *
Jeh C. Johnson

_____ *
William E. Kennard

_____ *
Michel A. Khalaf

_____ *
Diana L. McKenzie

_____ *
Denise M. Morrison

_____ *
Christian Mumenthaler

_____ *
Michelle Seitz

_____ *
Mark A. Weinberger

*By: /s/ John A. Hall
        John A. Hall
        Attorney-in-fact